SICHENZIA ROSS FRIEDMAN FERENCE LLP
                  1065 AVENUE OF THE AMERICAS NEW YORK NY 10018
             TEL: 212 930 9700 FAX: 212 930 9725 WEB: WWW. SRFF.COM





January 19, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Sonia Barros, Esq.
            Mail Stop 6010


         Re:      Optigenex Inc. (the "Company")
                  Amendment No. 2 to Form SB-2
                  File No. 333-129074


Dear Ms. Barros:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 2 (the "Amendment") to the Company's registration statement on Form SB-2 (the "Registration Statement"). One of the copies has been marked to show changes from the first amendment to the Registration Statement ("Amendment No. 1") that was filed on December 22, 2005. By letter dated January 11, 2006, the staff of the Securities and Exchange Commission (the "Staff") issued comments on Amendment No. 1. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment. Page references in the responses are to the marked version of the document.

General

1. Please note that our responses reference the page numbers in the courtesy copy of your registration statement and prospectus marked to show changes from the original filing.

The Company has taken note of the Staff's comment.

2. We note your response to our prior comment 3. Please note that prior to effectiveness of this registration statement, you are permitted to register additional shares for resale that you may be required to issue pursuant to the convertible notes as a result of a current lower market price of your common stock plus an additional reasonable amount over what you may be required to issue as a result of a current lower market price of your common stock.

The Company has taken note of the Staff's comment.

Risk Factors, pages 4-12

General

3. We note your response to our prior comment 11 and reissue that comment in part. The risk factor, "Our existing products, and potential additional products, may, in certain instances, require additional research and development
.. . . ." on pages 4 and 5 is still  too  generic.  Please  revise  to state  and discuss the specific risks to your business.

The Company has made revisions in accordance with the Staff's comment. See page 3 of the Registration Statement.

"Our inability to control  outside  suppliers and  independent  contractors...."
Page 6-7

4. We note your statement here that you utilize the services of one product manufacturer, Centraflora in Brazil. On page 14, however, you state that your nutritional supplements are manufactured in New Jersey by a third party manufacturer. Please revise to clarify this discrepancy and name the New Jersey manufacturer in this risk factor.

The Company has made revisions in accordance with the Staff's comment. See page 5 of the Registration Statement.

"Our success depends on our ability to attract and retain qualified personnel," Page 8

5. We note your response to our prior comment 20 that Mr. Bonelli is your only key employee. Please revise this risk factor subheading to reflect the fact that you are dependent on Mr. Bonelli.

                                       6
The Company has made revisions in accordance with the Staff's comment. See page 6 of the Registration Statement.

6. We note your response to our prior comment 22 and reissue that comment in part. Please disclose the termination payments applicable to Mr. Bonelli's employment agreement.

The Company has made revisions in accordance with the Staff's comment. See page 6 of the Registration Statement.

"If we are required for any reason to repay or outstanding secured convertible notes..."Pages 10-11

7. We note that an event of default will be triggered under the secured convertible notes if this registration statement is not effective by January 13, 2006. Please address this situation in your next amendment. Please revise your disclosure to state that an event of default has occurred because the registration statement was not declared effective by January 13, 2006 and discuss the impact of the event of default, including the timing of any early repayments, the dollar amount of default interest and the length of any grace period. If you obtain a waiver for the event of default, please discuss that as well.

The Company has received a waiver from the purchasers of the convertible notes. The Company has added disclosure to reflect its agreement with the investors.

Management's Discussion and Analysis or Plan of Operation

Critical Accounting Policies and Estimates, page 12

8. Please refer to prior comment 33. Your revised disclosure does not appear to discuss or quantify the historical accuracy of your critical accounting estimates, their sensitivity to changes in key assumptions and the expected likelihood of material changes in the future. Please expand your disclosure to provide investors with a fuller understanding of the uncertainties in applying critical accounting policies, particularly those relating to intangibles, and the likelihood materially different amounts would be reported under different conditions or using different assumptions.

The Company has made revisions in accordance with the Staff's comment. See page 13 of the Registration Statement.

9. Your revisions made in response to prior comment 34 appear to disclose only returns and other chargebacks for damaged goods. We note you provide a 100% money back guarantee for all unopened and undamaged products that are returned to you within 60 days from date of purchase. Please expand your disclosures to clarify you how estimate product returns and clarify the amount of returns for both damaged and undamaged goods. Quantify the amount of any significant changes in estimated returns and chargebacks or explicitly state that no material revisions were recognized, if true.

The Company has made revisions in accordance with the Staff's comment. See pages 13 and 14 of the Registration Statement.

Business, pages 26-32

Informercial Production, page 27

10. Please name the production company referenced, describe the material terms of your contract with the production company and file the agreement as an exhibit to the registration statement, or provide us your analysis of why this agreement is not a material contract.

The Company has made revisions in accordance with the Staff's comment. See page 22 of the Registration Statement. In addition, it has filed the agreement with the production company as exhibit 10.14.

Joint Ventures, pages 27-28

11. We note your response to our prior comment 42 and reissue that comment in part. For each joint venture, please also describe the following:

o who operates each joint venture entity, PMO and Prometheon, respectively;

o all payments received to date;

o any services you provide to the joint venture;

o any material or recurring payments due to the joint venture;

o the date of expiration; and

o the termination provisions, including any payments you would be required to make in the event of termination.

The Company has made revisions in accordance with the Staff's comment. See pages 22 and 23 of the Registration Statement.

12. We note your response to our prior comment 43 regarding your agreement with Prometheon. Please also file any written agreement you have with PMO Products as an exhibit to the registration statement or provide us your analysis of why it is not a material contract.

The Company has filed the Prometheon Labs LLC Agreement of Members as exhibit 10.13.

Government Regulation, pages 28-29

13. We note your response to our prior comment 44 and reissue that comment. Please revise your disclosure to clarify that the FDA could conclude your products are drugs and either require you to conduct clinical trials to establish efficacy and safety or cease to market these products.

The Company has made revisions in accordance with the Staff's comment. See page 24 of the Registration Statement.

Intellectual Property, pages 29-31

14. Please briefly describe the subject matter of the patents you license from the Giampapa Institute and Dr. Giampapa.

The Company has made revisions in accordance with the Staff's comment. See page 25 of the Registration Statement.

Royalty Agreements, pages 30-31

15. We note your response to our prior comment 48 and your disclosure that the CampaMed agreement remains in effect until the royalty payment amount is paid. Please also disclose if there is an expiration date and describe the termination provisions of your agreement with CampaMed LLC.

The Company has made revisions in accordance with the Staff's comment. See page 26 of the Registration Statement.

16. In addition, you make various statements in this section about future payments due under this agreement that need to be clarified. Please see the following:

o You refer to a remaining royalty obligation of $309,182 for AC-11, then again for C-MED-100. Is the cumulative obligation for both products $309,182 or $618,364? Can this obligation be met by sales of both AC-11 and C-MED100?

o You also refer to payments in an aggregate amount of $500,000 for C-MED100. How does this amount relate to the remaining royalty obligation of $309,182?

The Company has made revisions in accordance with the Staff's comment. See page 26 of the Registration Statement.

Financial Statements

Notes to Financial Statements

Note 2. Merger with Vibrant Health International, page F-9

17. Your new disclosure in response to prior comment 62 indicates that for purposes of computing loss per share, the 8,621,255 shares issued by Vibrant to Optigenex were deemed to have been issued and outstanding as of January 1, 2003 and the 564,855 shares retained by Vibrant's shareholders were included in this calculation as of July 30, 2004. This disclosure appears to be inconsistent with your presentation of the recapitalization transaction in the Statement of Stockholders' Equity. Please provide the following information:

o Tell us how you presented the shares issued by Vibrant to Optigenex in the Statement of Stockholders' Equity as of January 1, 2003.

The Company advises the Staff that the 8,621,255 shares issued by Vibrant to Optigenex on July 30, 2004 are not reflected in the Statement of Stockholders' Equity at January 1, 2003 due to the fact that the historical financial statements presented are the historical financial statements of Optigenex, the registrant for all periods and as such, reflect only the issuances of common stock made by Optigenex. The Company's disclosure indicates that it deemed the 8,621,255 shares as issued and outstanding at January 1, 2003 only for the purpose of calculating loss per share.

o Tell us the basis for your decision to present the 564,885 shares retained by Vibrant shareholders as issued and outstanding in the Statement of Stockholders' Equity at January 1, 2003 instead of July 30, 2004.

The Company has revised its Statement of Stockholders' Equity to present the 564,885 shares retained by Vibrant shareholders as issued and outstanding as of July 30, 2004.

Note 7. Intangible Assets, page F- 11

18. Please refer to prior comment 63. While you disclosed the portion of the impairment charge relating to patents pending and the basis used for patent amortization, you did not appear to respond to the other matters noted in our comment. Please describe the status and amount of each patent that has been approved or is pending. Link this disclosure to the related discussion in Business. Identify the specific Giampapa patents that you determined to be impaired in 2004 and tell us the basis for your determination that the remaining Giampapa patents were not impaired. Link this disclosure to the related discussion in critical accounting policies and estimates.

The Company has made revisions in accordance with the Staff's comment. See pages 25 and F-12 of the Registration Statement.

Note 11. Commitments and Contingencies, page F-13

19. Consistent with your response to prior comment 64, please disclose the nature of your R&D activities and the principal terms of related agreements, including their duration, compensation basis, expected completion dates and future capital funding requirements. Link this disclosure to related discussion in MD&A.

The Company has made revisions in accordance with the Staff's comment. See page F-13 of the Registration Statement.

Condensed Financial Statements

Notes to Condensed Financial Statements

Note 6. Callable Secured Convertible Notes, page F-24

20. Please refer to prior comment 37. We note that you have applied EITF Issues 98-5 and 00-27 in accounting for the conversion feature in the notes and EITF Issue 00-19 in accounting for the associated freestanding warrants. Please tell us how you have applied the guidance in EITF Issue 00-19 in evaluating whether the conversion feature in the notes represents an embedded derivative that you should separate from the debt host and account for at fair value under SFAS 133.

      o In this regard, it appears that the conversion feature would meet the paragraph 12 criteria for bifurcation under SFAS 133 and thus should be analyzed under EITF 00-19 in order to determine whether it would meet the paragraph 11(a) scope exception in SFAS 133.

      o If the paragraph 11(a) scope exception is not met, the conversion feature must be bifurcated from the debt host and accounted for as a derivative liability with changes in fair value recorded in earnings.


      o The first step in the EITF 00-19 analysis is to determine whether the host instrument meets the definition of conventional convertible debt in paragraph 4 of EITF Issue 00-19.

      o If the host instrument qualifies as conventional convertible, the embedded conversion option would qualify for equity classification under EITF 00-19, qualify for the scope exception in paragraph 11(a) of SFAS 133 and not be bifurcated from the host instrument.

      o If the host instrument does not qualify as conventional convertible, the embedded conversion option must be analyzed further under paragraphs 12-32 of EITF 00-19.

      o It appears that the conversion feature on your notes results in a variable number of shares issuable upon conversion and the host instrument appears to contain liquidating damages and registration rights that may require bifurcation and liability classification.

Please expand the explanation of your accounting for these convertible notes, including your consideration of the guidance above. Please ensure your response includes consideration of all relevant terms included within the notes in making this determination. If you conclude that the conversion feature in the notes should be accounted for as a derivative liability, you would not account for any beneficial conversion under EITF Issues 98-5 and 00-27.

The Company considered the guidance provided in your comment above and accordingly has made revisions to the accounting treatment for the convertible notes and warrants. Please see the revised disclosure on page F-26 of the Registration Statement.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                                    Very truly yours,



                                                    /s/ Louis A. Brilleman